UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Pineapple Energy Inc.

(Name of Issuer)

Common Stock, $0.05 par value per share

(Title of Class of Securities)

72303P107

(CUSIP Number)

Scott Honour

Lake Street Solar, LLC

3109 W 50th St #207

Minneapolis, MN 55410

Telephone: (952) 996-1674

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 72303P107

1	NAME OF REPORTING PERSON Northern Pacific Growth Investment Advisors, LLC I.D. No. 47-2737367
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,137,918 (1)
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 1,137,918 (1)
	10	SHARED DISPOSITIVE POWER NONE
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,137,918 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.15%
14	TYPE OF REPORTING PERSON (See Instructions) OO

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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(1) Includes 12,500 shares of common stock, par value of $0.05 per share (the “Common Stock”), of the Issuer (as defined below) held directly by the Reporting Person (as defined below) and the remaining 1,125,418 shares of Common Stock are held indirectly by the Reporting Person through Lake Street Solar LLC (“Lake Street Solar”).

Item 1 – Security and Issuer

(a)	This statement on Schedule 13D relates to the common stock of Pineapple Energy Inc., a Minnesota corporation (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 10900 Red Circle Drive, Minnetonka, MN 55343.

Item 2 - Identity and Background

This Schedule 13D is being filed on behalf of Northern Pacific Growth Investment Advisors, LLC, a Minnesota LLC (the “Reporting Person”). The address of the principal business office of the Reporting Person is 3109 W 50th Street #207, Minneapolis, MN 55410. The principal business occupation of the Reporting Person is to make venture capital investments in private and public companies. The managing members and executive officers of the Reporting Person, their respective business addresses and their respective countries of citizenship are set forth in Schedule A hereto.

During the last five years, the Reporting Person has not, and to the best of the Reporting Person’s knowledge, none of the persons listed on Schedule A attached hereto has, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration

The information in Item 4 is incorporated herein by reference. As discussed in further detail in Item 4, the shares of Common Stock acquired by the Reporting Person were acquired (i) in exchange for units of Pineapple and (ii) as earn-out consideration.

Item 4 - Purpose of Transaction

Item 4 to Schedule 13D is amended to add, in pertinent part, as follows:

301,587 of the shares of Common Stock beneficially owned by the Reporting Person indirectly through Lake Street Solar (the “Escrowed Shares”) were held in escrow by a third-party escrow agent in connection with a merger between the Issuer and Pineapple Energy, LLC that closed on March 28, 2022.  On November 3, 2023, the Escrowed Shares were released and distributed to third parties according to the terms of the related escrow agreement, and Lake Street Solar no longer owns such Escrowed Shares.

On the following dates, Lake Street Solar sold the noted number of shares of Common Stock at the noted weighted average price: June 12, 2023, 16,867 shares of Common Stock at a weighted average price of $1.45; June 13, 2023, 11,016 shares of Common Stock at a weighted average price of $1.46; June 14, 2023, 5,306 shares of Common Stock at a weighted average price of $1.42; June 15, 2023, 5,310 shares of Common Stock at a weighted average price of $1.40; August 14, 2023, 50,000 shares of Common Stock at a weighted average price of $1.1189; August 21, 2023, 50,000 shares of Common Stock at a weighted average price of $1.0548; September 12, 2023, 2,900 shares of Common Stock at a weighted average price of $1.04; September 13, 2023, 22,100 shares of Common Stock at a weighted average price of $1.01; November 14, 2023, 2,600 shares of Common Stock at a weighted average price of $0.676; November 15, 2023, 9,616 shares of Common Stock at a weighted average price of $0.6549; November 16, 2023, 4,630 shares of Common Stock at a weighted average price of $0.6175; November 17, 2023, 4,600 shares of Common Stock at a weighted average price of $0.6171; and November 20, 2023, 2,488 shares of Common Stock at a weighted average price of $0.61.

Item 5. Interest in Securities of the Issuer

The information in Item 4 is incorporated herein by reference. The aggregate number of shares of Common Stock to which this Schedule 13D/A relates is 1,137,918 shares of Common Stock beneficially owned by the Reporting Person, representing 11.15% of the 10,201,757 shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 13, 2023.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 4 is incorporated herein by reference. Other than the agreements described in Item 4, as amended by this Schedule 13D/A, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

None.

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The filer must sign the filing and certify that the information is true, complete and correct. If the filer is an entity, the filing must be signed by an authorized officer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 2023
Date /s/ Scott Honour
Chief Executive Officer of Northern Pacific Growth Investment Advisors, LLC

Attention: Intentional misstatements or omissions of fact
constitute Federal Criminal violations (See 18 U.S.C. 1001)

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Schedule A

The managing members and executive officers of Northern Pacific Growth Investment Advisors, LLC are listed in the table below, along with the citizenship of each managing member and executive officer. The principal business address of each managing member and executive officer is 3109 W 50th Street #207, Minneapolis, MN 55410.

Name	Position	Citizenship
Scott Honour	Chief Executive Officer and Managing Member	United States
Corey Campbell	Chief Financial Officer	United States
Jeffrey Greiner	Managing Member	United States

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